SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                                (Amendment No. 7)

                            WESTMORELAND COAL COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    960878106
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                               55 Railroad Avenue
                          Greenwich, Connecticut 06830
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  March 4, 2008
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 2 of 13
-----------------------------------        -------------------------------------


---------------   --------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.          Tontine Partners, L.P.
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   --------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                        (b) [_]
---------------   --------------------------------------------------------------
      3           SEC USE ONLY
---------------   --------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   --------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
---------------   --------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware
---------------   --------------------------------------------------------------
                       7          SOLE VOTING POWER:                         0

  NUMBER OF       -------------   ----------------------------------------------
   SHARES              8          SHARED VOTING POWER:               1,267,313
BENEFICIALLY
  OWNED BY        -------------   ----------------------------------------------
    EACH               9          SOLE DISPOSITIVE POWER:                    0
  REPORTING
 PERSON WITH      -------------   ----------------------------------------------
                       10         SHARED DISPOSITIVE POWER:          1,267,313

---------------   --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY             1,267,313
                  REPORTING PERSON:
---------------   --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                               [_]
---------------   --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    11.6%
---------------   --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            PN
---------------   --------------------------------------------------------------




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-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 3 of 13
-----------------------------------        -------------------------------------


---------------   --------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.         Tontine Management, L.L.C.
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   --------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                        (b) [_]
---------------   --------------------------------------------------------------
      3           SEC USE ONLY
---------------   --------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   --------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
---------------   --------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware
---------------   --------------------------------------------------------------
                       7          SOLE VOTING POWER:                         0

  NUMBER OF       -------------   ----------------------------------------------
   SHARES              8          SHARED VOTING POWER:               1,267,313
BENEFICIALLY
  OWNED BY        -------------   ----------------------------------------------
    EACH               9          SOLE DISPOSITIVE POWER:                    0
  REPORTING
 PERSON WITH      -------------   ----------------------------------------------
                       10         SHARED DISPOSITIVE POWER:          1,267,313

---------------   --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY             1,267,313
                  REPORTING PERSON:
---------------   --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                               [_]
---------------   --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    11.6%
---------------   --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            OO
---------------   --------------------------------------------------------------

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 4 of 13
-----------------------------------        -------------------------------------


---------------   --------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.     Tontine Capital Partners, L.P.
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   --------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                        (b) [_]
---------------   --------------------------------------------------------------
      3           SEC USE ONLY
---------------   --------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   --------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
---------------   --------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware
---------------   --------------------------------------------------------------
                       7          SOLE VOTING POWER:                         0

  NUMBER OF       -------------   ----------------------------------------------
   SHARES              8          SHARED VOTING POWER:                 885,300
BENEFICIALLY
  OWNED BY        -------------   ----------------------------------------------
    EACH               9          SOLE DISPOSITIVE POWER:                    0
  REPORTING
 PERSON WITH      -------------   ----------------------------------------------
                       10         SHARED DISPOSITIVE POWER:            885,300

---------------   --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY               885,300
                  REPORTING PERSON:
---------------   --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                               [_]
---------------   --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.1%
---------------   --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            PN
---------------   --------------------------------------------------------------

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 5 of 13
-----------------------------------        -------------------------------------


---------------   --------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.        Tontine Capital Management,
                  I.R.S. IDENTIFICATION NOS.         L.L.C.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   --------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                        (b) [_]
---------------   --------------------------------------------------------------
      3           SEC USE ONLY
---------------   --------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   --------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
---------------   --------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware
---------------   --------------------------------------------------------------
                       7          SOLE VOTING POWER:                     70,000

  NUMBER OF       -------------   ----------------------------------------------
   SHARES              8          SHARED VOTING POWER:                  885,300
BENEFICIALLY
  OWNED BY        -------------   ----------------------------------------------
    EACH               9          SOLE DISPOSITIVE POWER:                70,000
  REPORTING
 PERSON WITH      -------------   ----------------------------------------------
                       10         SHARED DISPOSITIVE POWER:             885,300

---------------   --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                955,300
                  REPORTING PERSON:
---------------   --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                               [_]
---------------   --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.7%
---------------   --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            OO
---------------   --------------------------------------------------------------

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 6 of 13
-----------------------------------        -------------------------------------


---------------   --------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.       Tontine Overseas Associates,
                  I.R.S. IDENTIFICATION NOS.        L.L.C.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   --------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                        (b) [_]
---------------   --------------------------------------------------------------
      3           SEC USE ONLY
---------------   --------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   --------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
---------------   --------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware
---------------   --------------------------------------------------------------
                       7          SOLE VOTING POWER:                         0

  NUMBER OF       -------------   ----------------------------------------------
   SHARES              8          SHARED VOTING POWER:                 279,330
BENEFICIALLY
  OWNED BY        -------------   ----------------------------------------------
    EACH               9          SOLE DISPOSITIVE POWER:                    0
  REPORTING
 PERSON WITH      -------------   ----------------------------------------------
                       10         SHARED DISPOSITIVE POWER:            279,330

---------------   --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY               279,330
                  REPORTING PERSON:
---------------   --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                               [_]
---------------   --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    2.6%
---------------   --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            IA, OO
---------------   --------------------------------------------------------------

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 7 of 13
-----------------------------------        -------------------------------------


---------------   --------------------------------------------------------------
      1           NAMES OF REPORTING PERSONS.          Jeffrey L. Gendell
                  I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSON (ENTITIES ONLY)
---------------   --------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                        (b) [_]
---------------   --------------------------------------------------------------
      3           SEC USE ONLY
---------------   --------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
---------------   --------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
---------------   --------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:            United States
---------------   --------------------------------------------------------------
                       7          SOLE VOTING POWER:                    549,000

  NUMBER OF       -------------   ----------------------------------------------
   SHARES              8          SHARED VOTING POWER:                2,501,943
BENEFICIALLY
  OWNED BY        -------------   ----------------------------------------------
    EACH               9          SOLE DISPOSITIVE POWER:               549,000
  REPORTING
 PERSON WITH      -------------   ----------------------------------------------
                       10         SHARED DISPOSITIVE POWER:           2,501,943

---------------   --------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY              3,050,943
                  REPORTING PERSON:
---------------   --------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES:                                               [_]
---------------   --------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    27.9%
---------------   --------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            IN
---------------   --------------------------------------------------------------

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 8 of 13
-----------------------------------        -------------------------------------


This Amendment No. 7 to Schedule 13D with respect to Westmoreland Coal Company is being filed by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on Westmoreland Coal Company, as amended. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 1.     SECURITY AND ISSUER.

      This statement relates to the common stock, par value of $2.50 per share (the "Common Stock"), of Westmoreland Coal Company (the "Company"). The principal executive office of the Company is 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)   This statement is filed by:

      (i) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

      (ii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

      (iii) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

      (iv) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP and TCM;

      (v) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), with respect to the shares of Common Stock owned by TOF; and

      (vi) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by Mr. Gendell, TCP, TP, TOF and TCM.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

      (c) The principal business of each of TCP and TP is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TOA is that of an investment advisor

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 9 of 13
-----------------------------------        -------------------------------------


engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM and TOA.

      (d) None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As is more fully described in Item 4, on March 4, 2008, Tontine Partners, L.P. and Tontine Capital Partners, L.P. (the "Purchasers") purchased senior secured convertible promissory notes of the Company in the original aggregate principal amount of $15,000,000 (the "Notes"). The Notes were purchased with working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            On March 4, 2008, the Purchasers purchased the Notes of the Company in the original principal amount of $15,000,000 pursuant to a Senior Secured Convertible Note Purchase Agreement dated as of March 4, 2008, by and among the Company, Tontine Partners, L.P. and Tontine Capital Partners, L.P. as purchasers, and Tontine Capital Associates, L.P. as collateral agent (the "Note Purchase Agreement"). The Notes mature on March 4, 2013, and bear interest at a rate of 9% per annum. The Note Purchase Agreement contains customary representations and warranties from the Company relating to their authority to issue the Notes and their operations.

            The Reporting Persons purchased the Notes for investment purposes. Although the purchase of the Notes by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for stockholders. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Pursuant to the Note Purchase Agreement, the Reporting Persons will have the right to have two designees appointed to the board of directors of the Company.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 10 of 13
-----------------------------------        -------------------------------------


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 9,436,915 shares of Common Stock outstanding, as disclosed in the Note Purchase Agreement, plus 1,500,000 shares which would be outstanding upon conversion of the Notes.

Name                                      Number of Shares     Percent of Class
----                                      ----------------     ----------------

Tontine Partners, L.P.                           1,267,313                11.6%
Tontine Management, L.L.C.                       1,267,313                11.6%
Tontine Capital Partners, L.P.                     885,300                 8.1%
Tontine Capital Management, L.L.C.                 955,300                 8.7%
Tontine Overseas Associates, L.L.C.                279,330                 2.6%
Jeffrey L. Gendell                               3,050,943                27.9%


      (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

      (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

      (d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM and TM and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As provided under the Note Purchase Agreement, each Note is convertible, in whole or in part, at any time, at the option of the holder up to the outstanding principal amount of the Note held by such Purchaser at the time of such conversion into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (A) the principal amount of the Notes to be converted (including all accrued and unpaid interest) by (B) the Conversion Price (the Conversion Price will initially be $10.00 per share of Common Stock and will be subject to further adjustments from time to time). If the calculation results in the aggregate number of shares of Common Stock to be issued in connection with all such conversions to exceed 19.9% of the number of shares of Common Stock outstanding immediately prior to the execution of the Note Purchase Agreement, the principal amount of the Notes resulting in such excess amounts will not be converted into Common Stock and will instead be paid in cash by the Company to such Purchaser at the time of such conversion.

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 11 of 13
-----------------------------------        -------------------------------------


            The Company is required to pay interest on the Notes, which the Company may pay, at its option, (i) in cash or (ii) in kind as of the relevant interest payment date (the last day of each March, June, September and December, commencing on March 31, 2008) by increasing the principal amount of each Note in an aggregate amount equal to the interest due on such interest payment date; provided, however, that the Company may not pay interest on the Notes in kind as of the relevant interest payment date by increasing the principal amount of each
Note if this would cause the aggregate principal amount of the Notes to exceed $18,779,460.

            Pursuant to the Note Purchase Agreement, the Company was required to amend the Amended and Restated Rights Agreement, dated as of February 7, 2003, between Company and EquiServe Trust Company, N.A., as amended, ("the "Rights Plan"), to permit TCP and its affiliates to purchase, without triggering the rights under the Rights Plan, up to 34.5% of the sum of (x) the number of shares of Common Stock issued and outstanding at the time of such calculation, (y) the number of shares of Common Stock purchased by the Company from stockholders after March 4, 2008 and (z) the number of shares of Common Stock issuable upon conversion of the Notes which have not been converted at the time of such calculation.

            Simultaneously with the closing of the Note Purchase Agreement, a Registration Rights Agreement (the "Registration Rights Agreement") was entered into between TCP, TP, TOA, TCM, Mr. Gendell and the Company. The registration rights granted to TCP and its affiliates (collectively, "Tontine") under the Registration Rights Agreement terminate when Tontine ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Note Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibits 1 and 2, which are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Note Purchase Agreement, dated March 4, 2008, by and between Tontine Partners, L.P., Tontine Capital Partners, L.P., as purchasers, Tontine Capital Associates, L.P., as collateral agent and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 6,
2008).

2. Registration Rights Agreement, dated March 4, 2008, by and between Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Management, L.L.C., Jeffrey L. Gendell and the Company (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 6, 2008).

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 12 of 13
-----------------------------------        -------------------------------------



                                   SIGNATURES

            After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 6, 2008


                                          /s/  Jeffrey L. Gendell
                                    ----------------------------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of Tontine Capital
                                    Management, L.L.C., general partner of
                                    Tontine Capital Partners, L.P., and as
                                    managing member of Tontine Management,
                                    L.L.C., general partner of Tontine Partners,
                                    L.P., and as managing member of Tontine
                                    Overseas Associates, L.L.C., investment
                                    manager to Tontine Overseas Fund, Ltd. and
                                    certain separately managed accounts

-----------------------------------        -------------------------------------
CUSIP No. 960878106                   13D                         Page 13 of 13
-----------------------------------        -------------------------------------




                                  EXHIBIT INDEX
                                  -------------

Exhibit Number          Description
--------------          -----------

Exhibit 1 Note Purchase Agreement, dated March 4, 2008, by and between Tontine Partners, L.P., Tontine Capital Partners, L.P., as purchasers, Tontine Capital Associates, L.P., as collateral agent and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 6,
                        2008).

Exhibit 2 Registration Rights Agreement, dated March 4, 2008, by and between Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Management, L.L.C., Jeffrey L. Gendell and the Company (incorporated by reference to Exhibit
                        10.2 to the Company's Current Report on Form 8-K filed March 6, 2008).